SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José n° 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

The Board of Directors of COMPANHIA SIDERÚRGICA NACIONAL authorized the acquisition of up to 10,800,000 Company’s shares to be held in treasury for subsequent sale or cancellation.

The acquisition shall obey the following limits and conditions, pursuant to CVM Instruction 10/80:

I – The Company’s objective: to maximize the creation of shareholder value through efficient capital structure management.

II – Number of shares to be acquired: up to 10,800,000 shares.

III – Maximum term for the completion of the authorized operations: from August 4, 2008, inclusive, to August 27, 2008.

IV – Number of shares outstanding: 455,343,843

V – Acquisition location: Stock Exchange

VI – Maximum share price: the share acquisition price cannot exceed its stock market price.

VII - Brokers: Itaú Corretora de Valores S.A., located at Av. Engenheiro Armando de Arruda Pereira, 707 -15° andar- in the city of São Paulo, UBS Pactual Corretora de Mercadorias Ltda., located at Av. Brigadeiro Faria Lima, 3729 – 10° andar – in the city of São Paulo, Credit Suisse First Boston CTVM S.A., located at Av. Brigadeiro Faria Lima 3064 – 13° andar- in the city of São Paulo, and Itaú USA Securities Inc., located at 540 Madison Avenue - 23rd Floor- in New York city.

Rio de Janeiro, Brazil, August 4th, 2008.

Companhia Siderúrgica Nacional
Otávio de Garcia Lazcano
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.